                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)*




                          KINDERCARE LEARNING CENTERS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock,  par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      494521 30 5
                                    --------------
                                    (CUSIP Number)


                               Michael E. Cahill, Esq.
                         Managing Director & General Counsel
                                 The TCW Group, Inc.
                        865 South Figueroa Street, Suite 1800
                            Los Angeles, California  90017
                                    (213) 244-0000
--------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                  February 13, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  2  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The TCW Group, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*                                                       / /

    Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada

--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8    SHARED VOTING POWER
      EACH              949,244
   REPORTING       -------------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        949,244
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    949,244
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC, CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  3  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trust Company of the West
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   California      7   SOLE VOTING POWER
   NUMBER OF           -0-
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER
    OWNED BY           -0-
      EACH         -------------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER
  PERSON WITH          -0-
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO, BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  4  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Asset Management Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER
     SHARES          -0-
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8  SHARED VOTING POWER
      EACH           949,244
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9  SOLE DISPOSITIVE POWER
                     -0-
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     949,244
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    949,244
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  5  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /


--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

California
--------------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY       8   SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
  PERSON WITH      9   SOLE DISPOSITIVE POWER
                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  6  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF         7   SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY         8   SHARED VOTING POWER
      EACH               949,244
   REPORTING        ------------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER
                         -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         949,244
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    949,244
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IA; OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  7  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Fund V - The Principal Fund
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               949,244
   REPORTING       -------------------------------------------------------------
  PERSON WITH       9    SOLE DISPOSITIVE POWER
                         -0-
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         949,244
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    949,244
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  8  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Fund II
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY        8   SHARED VOTING POWER
      EACH              -0-
   REPORTING       -------------------------------------------------------------
  PERSON WITH       9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  9  OF  22  PAGES
          -----------                       ---    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Fund IIb
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY        8   SHARED VOTING POWER
      EACH              -0-
   REPORTING       -------------------------------------------------------------
  PERSON WITH       9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  10  OF  22  PAGES
          -----------                       ----    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Fund III
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES             -0-
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY        8   SHARED VOTING POWER
      EACH              -0-
   REPORTING       -------------------------------------------------------------
  PERSON WITH       9   SOLE DISPOSITIVE POWER
                        -0-
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  11  OF  22  PAGES
          -----------                       ----    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Fund IIIb
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY       8   SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
  PERSON WITH      9   SOLE DISPOSITIVE POWER
                       -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  12  OF  22  PAGES
          -----------                       ----    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF       7  SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY       8  SHARED VOTING POWER
      EACH            -0-
   REPORTING      --------------------------------------------------------------
  PERSON WITH      9  SOLE DISPOSITIVE POWER
                      -0-
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP NO. 494521 30 5                  PAGE  13  OF  22  PAGES
          -----------                       ----    ----

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TCW Special Credits Trust IIIb
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER
     SHARES          -0-
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY      8  SHARED VOTING POWER
      EACH           -0-
   REPORTING     ---------------------------------------------------------------
  PERSON WITH     9  SOLE DISPOSITIVE POWER
                     -0-
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This statement of amendment to Amendment No. 3 of Schedule 13D, filed on behalf of The TCW Group, Inc. and the several entities included herein (this "Statement"), relates to the Common Stock, par value $0.01 per share ("Common Stock"), of KinderCare Learning Centers, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2400 Presidents Drive, Montgomery, Alabama 36116.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of:

    (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

    (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

    (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

    (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

    (5) Four California limited partnerships, TCW Special Credits Fund II, TCW Special Credits Fund IIb, TCW Special Credits Fund III and TCW Special Credits Fund IIIb (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

    (6) TCW Special Credits Fund V, The Principal Fund, a California limited partnership of which TAMCO is the general partner ("The Principal Fund");

    (7) Two California collective investment trusts, TCW Special Credits Trust and TCW Special Credits Trust IIIb (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

    (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), manager of The Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.

Special Credits, the Special Credits Trusts and the Special Credits Limited Partnerships are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, the Special Credits Entities and The Principal Fund are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of third party accounts which invest in similar securities as the Special Credit Entities, three of which formerly held shares of the Issuer's Common Stock (the "Special Credits Accounts"), and Oaktree is also the investment manager of other third party accounts, one of which formerly held shares of the Issuer's Common Stock (the "Oaktree Account").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including The Principal Fund. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships and Special Credits Accounts. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The Principal Fund is a limited partnership which invests in entities in which there is a potential for The Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Pursuant to a subadvisory agreement between TAMCO and Oaktree, The Principal Fund is managed by Oaktree, whose business address is 550 South Hope Street, Suite 2200, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.

  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day           Chairman of the Board & Chief Executive Officer
Ernest O. Ellison       Vice Chairman of the Board
Marc I. Stern           President
Alvin R. Albe, Jr.      Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.   Executive Vice President & Group Managing Director
Michael E. Cahill       Managing Director, General Counsel & Secretary
David K. Sandie         Managing Director, Chief Financial Officer & Assistant
                        Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day           Chairman of the Board & Chief Executive Officer
Ernest O. Ellison       Director & Vice Chairman
Thomas E. Larkin, Jr.   Director & President
Alvin R. Albe, Jr.      Director & Executive Vice President, Finance &
                        Administration
Marc I. Stern           Director, Executive Vice President, Managing Director &
                        Chief Investment Officer - International
Michael E. Cahill       Managing Director, General Counsel & Secretary
David K. Sandie         Managing Director, Chief Financial Officer & Assistant
                        Secretary

  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day           Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.   Director & Vice Chairman of the Board
Marc I. Stern           Director, Vice Chairman of the Board & Chief Investment
                        Officer - International
Ernest O. Ellison       Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.      Director, Executive Vice President, Finance &
                        Administration
Michael E. Cahill       Managing Director, General Counsel & Secretary
David K. Sandie         Managing Director, Chief Financial Officer & Assistant
                        Secretary

  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor

Los Angeles, California 90071
Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) TAMCO is the sole general partner of The Principal Fund. See information in paragraph (iii) above regarding TAMCO and its executive officers and directors.

  (vii) The members and executive officers of Oaktree and the portfolio managers of the Special Credits Limited Partnerships, the Special Credits Accounts and The Principal Fund are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members
------------------------------
Howard S. Marks         Chairman and Principal
Bruce A. Karsh          President and Principal
Sheldon M. Stone        Principal
David Richard Masson    Principal
Larry Keele             Principal
David Kirchheimer       Managing Director and Chief Financial and
                        Administrative Officer
Kenneth Liang           Managing Director and General Counsel

Portfolio Managers
------------------
Stephen A. Kaplan       Principal
Bruce A. Karsh          President and Principal

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, The Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 4, 1997, The Principal Fund exercised 858,683 warrants of the Issuer, constituting all of the Issuer's warrants held by The Principal Fund, which warrants were convertible into 858,683 shares of the Issuer's Common Stock. The Principal Fund used $10,733,538 of funds for the exercise of such warrants, at an exercise price of $12.50 per share, which funds were obtained from The Principal Fund's working capital.

ITEM 4. PURPOSE OF TRANSACTION

On February 6, 1997, the shareholders of the Issuer approved and adopted that certain Agreement and Plan of Merger, dated as of October 3, 1996 and as amended as of December 27, 1996 (the "Merger Agreement"), between the Issuer and KCLC Acquisition Corp. ("KCLC"), a wholly-owned subsidiary of KLC Associates, L.P., a partnership organized at the direction of Kohlberg Kravis Roberts & Co., L.P. (the "KKR Investors"; and, together with their affiliates, the "KKR Affiliates"). On February 13, 1997 (the "Effective Date"), and in accordance with the terms of the Merger Agreement, KCLC was merged with and into the Issuer (the "Merger") with approximately 93.0% of the issued and outstanding stock of the Issuer at the Effective Date being converted into cash at $19.00 per share and approximately 7.0% of such shares being retained by stockholders ("Electing Stockholders") that made a timely election to retain a portion of their shares of the Issuer's Common Stock, subject to proration as provided in the Merger Agreement (a "Non-cash Election"; and the shares retained by an Electing Stockholder in respect of a Non-cash Election, "Non-cash Election Shares"). As a result of the consummation of the Merger, the KKR Affiliates now own approximately 85% of the Issuer's issued and outstanding Common Stock and the Electing Stockholders now own approximately 15% of the Issuer's issued and outstanding Common Stock.

The exercise of the 858,683 warrants on February 4, 1997 by The Principal Fund and the related acquisition of 858,683 shares of the Issuer's Common Stock upon such exercise was for the purpose of permitting The Principal Fund to make a Non-Cash Election with respect to the shares into which such warrants were convertible. The total number of shares of the Issuer's Common Stock as to which The Principal Fund made a Non-Cash Election (including the 858,683 shares of the Issuer's Common Stock issued upon exercise of warrants) was 3,568,921. Pursuant to the proration provisions of the Merger Agreement, The Principal Fund received 949,244 shares of the Issuer's Common Stock and received cash for the other 2,619,677 shares of the Issuer's Common Stock that were included in the Non-Cash Election.

Oaktree and The Principal Fund (the "Investors") have acquired the Non-cash Election Shares retained by them for the purpose of continued investment in the Issuer. Although, after the Effective Date there will be virtually no public market for the shares of the Issuer, the Investors may from time to time acquire or sell additional shares of the Issuer's Common Stock in the market or in privately negotiated transactions, subject to applicable securities laws. No such transactions are currently contemplated and the occurrence of any such transaction would be a transaction in the ordinary course of the Investors' business of providing investment advice and investment management services, based on continuing evaluations of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant. As part of their ongoing review of investment alternatives, the Investors, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, the KKR Affiliates, other stockholders or other third parties regarding such matters. Such actions by the Investors may include, among others, those rights granted to the Investors pursuant to the Stockholders' Agreement, dated February 13, 1997, among the Issuer, the KKR Affiliates and the Investors (the "Stockholders' Agreement") to discuss the business, operations, properties, financial and other conditions and plans and prospects of the Issuer (and its subsidiaries), and, subject to certain limitations therein, to visit and inspect the Issuer's (and its subsidiaries') properties.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Statement, the Special Credits Limited Partnerships no longer beneficially own any shares of the Issuer's Common Stock. Special Credits, for its own benefit and as the general partner of the Special Credits Limited Partnerships and the investment manager of the Special Credits Accounts no longer beneficially owns any shares of the Issuer's Common Stock.

As of the date of this statement, the Special Credits Trusts no longer beneficially own any shares of the Issuer's Common Stock. TCW, as the trustee of the Special Credits Trusts may no longer be deemed to beneficially own any shares of the Issuer's Common Stock.

As of the date of this Statement, The Principal Fund beneficially owns 949,244 shares of the Issuer's Common Stock, which is approximately 10.3% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the general partner of The Principal Fund, may be deemed to beneficially own 949,244 shares of the Issuer's Common Stock held by The Principal Fund, or approximately 10.3% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which now constitutes 949,244 shares of the Issuer's Common Stock held by The Principal Fund, or approximately 10.3% of the outstanding shares of the Issuer's Common Stock. TCWG and TAMCO each disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.


Pursuant to a subadvisory agreement with TAMCO, Oaktree may be deemed to beneficially own 949,244 shares of the Issuer's Common Stock held by The Principal Fund, or approximately 10.3% of the outstanding shares of the Issuer's Common Stock. Oaktree disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Oaktree is the beneficial owner of any securities covered by this statement.

  (b) TAMCO, as general partner of The Principal Fund, has discretionary authority and control over all of the assets of The Principal Fund pursuant to the limited partnership agreement for such limited partnership. Therefore, TAMCO has the power to vote and dispose of 949,244 shares of the Issuer's Common Stock.

TCWG, as the parent of TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that TAMCO has the power to vote and dispose, all of which constitutes 949,244 shares of the Issuer's Common Stock.

Oaktree, as the fund manager of The Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that The Principal Fund has the power to vote and dispose of, all of which constitutes 949,244 shares of the Issuer's Common Stock.

  (c) On February 4, 1997, The Principal Fund exercised 858,683 warrants of the Issuer, constituting all of the Issuer's warrants held by The Principal Fund, which warrants were convertible into 858,683 shares of the Issuer's Common Stock. The Principal Fund used $10,733,538 of funds for the exercise of such warrants, at an exercise price of $12.50 per share, which funds were obtained from the Principal Fund's working capital.

As described above, pursuant to the proration provisions of the Merger Agreement, The Principal Fund received 949,244 shares of the Issuer's Common Stock and received cash for 2,619,677 shares of the Issuer's Common Stock that were included in the Non-Cash Election made by The Principal Fund. TAMCO, Bruce A. Karsh, Howard S. Marks, David Richard Masson and Sheldon M. Stone received cash for 13,041, 5,015, 3,120, 3,069 and 1,672 shares of the Issuer's Common Stock, respectively.

  (d) None.

  (e) On February 13, 1997, the closing contemplated by the Merger Agreement occurred and the Merger and its related transactions were consummated. In connection therewith, the Special Credits Limited Partnerships, the Special Credits Trusts and Special Credits, as investment manager of the Special Credits Accounts, tendered for cash at $19.00 per share all of the shares of the Issuer's Common Stock held by such entities. At such time, the Special Credits Limited Partnerships, the Special Credits Trusts, Special Credits and TCW ceased to beneficially own any shares of the Issuer's Common Stock. Accordingly, these respective entities are no longer subject to Section 13(d) of the Act, and the rules and regulations promulgated thereunder, in respect of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

TAMCO, as general partner of The Principal Fund, receives a management fee for its management of The Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, The Principal Fund is managed by Oaktree, who receives a portion of the management fee received by TAMCO for its management of The Principal Fund. The Principal Fund's investment strategy is to invest in entities in which there is a potential for The Principal Fund to exercise significant influence over management.

As originally contemplated by that certain Voting Agreement, dated October 3, 1996, between Oaktree (on its own behalf and on behalf of the Oaktree Account), The Principal Fund, Special Credits (on behalf of the Special Credits Accounts), the Special Credits Limited Partnerships and the Special Credits Trusts, on the one hand, and KCLC, on the other hand (the "Voting Agreement"), and upon consummation of the Merger, the Issuer, the KKR Investors and the Investors entered into the Stockholders' Agreement. Pursuant to the terms of the Stockholders' Agreement, the Investors are entitled to designate one director to the Board of Directors of the Issuer, who initially will be Mr. Stephen A. Kaplan. In addition, the Stockholders' Agreement provides that (i) the Investors have the right to participate pro rata in certain sales of the Issuer's Common Stock by the KKR Affiliates and
(ii) the KKR Affiliates have the right to require the Investors to participate pro rata in certain sales by the KKR Affiliates. In addition, the Investors have the right, during the term of the Stockholders' Agreement, to discuss the business, operations, properties, financial and other conditions and plans and prospects of the Issuer with the executive officers and directors of the Issuer (or any subsidiary of the Issuer), which rights include limited visitation and inspections rights of the Issuer's (or any of the Issuer's subsidiaries') properties. The Stockholders' Agreement will terminate no later than its tenth anniversary, and may terminate earlier if
(a) the number of shares of the Issuer's Common Stock held in the aggregate by the Investors falls below certain ownership levels through sales or other dilution events (as more fully described therein) or (b) the KKR Affiliates, in the aggregate, own less than 15% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis. The foregoing summary of the Stockholders' Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Stockholders' Agreement.

Other than the agreements described herein, and except to the extent the securities referred to in this Statement constitute assets of The Principal Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners, or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Statement:

* Exhibit 1.1-     Agreement of TCW Related Entities regarding a joint Schedule
                   13D (and such amendments as may become necessary) with respect to the Common Stock of KinderCare Learning Centers,
                   Inc.

* Exhibit 1.2-     Voting Agreement, dated October 3, 1996, between the
                   Subsidiary, on the one hand, and the Stockholders, on the other hand.

* Exhibit 1.3-     Form of Agreement and Plan of Merger between the Subsidiary and the Issuer.

* Exhibit 1.4-     Form of Stockholder's Agreement, to be entered into among
                   the Issuer, KKR, Oaktree and the Electing Stockholders.

  Exhibit 1.5- Stockholder's Agreement, dated February 13, 1997, among the Issuer, the KKR Investors, Oaktree and The Principal Fund.

-------------------

* Previously filed with the Commission and hereby incorporated by reference

                                      SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of    day of February, 1997.

THE TCW GROUP, INC.

/s/ Mohan Phansalkar
_______________________________________
Mohan Phansalkar
Authorized Signatory


TRUST COMPANY OF THE WEST

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Authorized Signatory


TCW SPECIAL CREDITS

/s/ Bruce A. Karsh
________________________________________
Bruce A. Karsh,
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits


TCW SPECIAL CREDITS FUND II

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund II


TCW SPECIAL CREDITS FUND IIb

/s/ Bruce A. Karsh
______________________________________
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund IIb

TCW SPECIAL CREDITS FUND III

/s/ Bruce A. Karsh
_________________________________________
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund III


TCW SPECIAL CREDITS FUND IIIb

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund IIIb


TCW SPECIAL CREDITS TRUST

/s/ Bruce A. Karsh
______________________________________
Bruce A. Karsh
Authorized Signatory of Trust Company of the West,
the trustee of TCW Special Credits Trust


TCW SPECIAL CREDITS TRUST IIIb

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Authorized Signatory of Trust Company of the West,
the trustee of TCW Special Credits Trust IIIb


OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Bruce A. Karsh
_______________________________________
Bruce A. Karsh
Managing Director and General Counsel


TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND

/s/ Bruce A. Karsh
______________________________________
Bruce A. Karsh,
Authorized Signatory of TCW Asset Management Company,
the General Partner of TCW Special Credits Fund V - The Principal Fund

                                      SCHEDULE I
                                  BOARD OF DIRECTORS
                                          OF
                                  THE TCW GROUP, INC.


All of the following individuals are directors of The TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                             CARLA A. HILLS
Former Chairman & CEO                       1200 19th Street, N.W.
Southern California Edison                  5th Floor
2244 Walnut Grove Blvd.                     Washington, DC  20036
Rosemead, CA  91770
                                            DR. HENRY A. KISSINGER
JOHN M. BRYAN                               Chairman
Partner                                     Kissinger Associates, Inc.
Bryan & Edwards                             350 Park Ave., 26th Floor
600 Montgomery St., 35th Floor              New York, NY  10022
San Francisco,  CA 94111
                                            THOMAS E. LARKIN, JR.
ROBERT A. DAY                               President
Chairman of the Board,                      Trust Company of the West
Trust Company of the West                   865 South Figueroa St., Suite 1800
200 Park Avenue, Suite 2200                 Los Angeles, CA 90017
New York, New York  10166
                                            KENNETH L. LAY
DAMON P. DE LASZLO, ESQ.                    Chairman and Chief Executive Officer
Managing Director of Harwin                 Enron Corp.
Engineers S.A., Chairman & D.P.             1400 Smith Street
Advisers Holdings Limited                   Houston, TX 77002-7369
Byron's Chambers
A2 Albany, Piccadilly                       MICHAEL T. MASIN, ESQ.
London W1V 9RD - England                    Vice Chairman
(Citizen of United Kingdom)                 GTE Corporation
                                            One Stamford Forum
WILLIAM C. EDWARDS                          Stamford, CT  06904
Partner-Bryan & Edwards
3000 Sand Hill Road, Suite 190              EDFRED L. SHANNON, JR.
Menlo Park, CA 94025                        Investor/Rancher
                                            1000 S. Fremont Ave.
ERNEST O. ELLISON                           Alhambra, CA  9l802
Vice Chairman
Trust Company of the West                   ROBERT G. SIMS
865 South Figueroa St., Suite 1800          Private Investor
Los Angeles, CA 90017                       11828 Rancho Bernardo, Box 1236
                                            San Diego, CA  92128
HAROLD R. FRANK
Chairman of the Board                       MARC I. STERN
Applied Magnetics Corporation               President
75 Robin Hill Rd.                           The TCW Group, Inc.
Goleta, CA  93017                           865 S. Figueroa St., Suite 1800
                                            Los Angeles, CA 90017

                                    EXHIBIT INDEX


                                                                                        Sequential
Exhibit                                                                                    Page
Number                                  Description                                       Number
-------                            --------------------                                ------------

* 1.1 Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common
          Stock of KinderCare Learning Centers, Inc. dated as of October 4, 1995.

* 1.2 Voting Agreement, dated October 3, 1996, between the Subsidiary, on the one hand, and the Stockholders, on the other hand.

* 1.3 Form of Agreement and Plan of Merger between the Subsidiary and the Issuer.

* 1.4 Form of Stockholder's Agreement, to be entered into among the Issuer, KKR, Oaktree and the Electing Stockholders.

  1.5     Stockholder's Agreement, dated February 13, 1997, among the Issuer, the
          KKR Investors, Oaktree and The Principal Fund



----------------------

*   Previously filed with the Commission and hereby incorporated by reference